UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SEC USE ONLY
FORM 144						DOCUMENT SEQUENCE NO.
NOTICE OF PROPOSED SALE OF SECURITIES PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933						CUSIP NUMBER
ATTENTION: Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale or executing a sale directly with a market maker.

1(a) NAME OF ISSUER (Please type or print)			(b) IRS IDENT. NO.	(c) S.E.C. FILE NO.		WORK LOCATION
TD AMERITRADE Holding Corporation			82-0543156	0-49992

1(d) ADDRESS OF ISSUER	STREET	CITY		STATE	ZIP CODE	(e) TELEPHONE NO.
						AREA CODE	NUMBER
4211 South 102nd Street			Omaha	NE	68127	402	331-7856

2(a)NAME OF PERSON FOR WHOSE ACCOUNT THE SECURITIES ARE TO BE SOLD	(b)RELATIONSHIP TO ISSUER	(c)ADDRESS	STREET	CITY	STATE	ZIP CODE
Joseph H. Moglia	Director	4211 South 102nd Street Omaha, NE 68127

INSTRUCTION: The person filing this notice should contact the issuer to obtain the I.R.S. Identification Number and the S.E.C. File Number.

3(a)	(b)	SEC USE ONLY	(c)	(d)	(e)	(f)	(g)
Title of the			Number of Shares	Aggregate		Approximate	Name of Each
Class of	Name and Address of Each Broker Through Whom the		or Other Units	Market	Number of Shares	Date of Sale	Securities
Securities	Securities are to be Offered or Each Market Maker	Broker-Dealer	To Be Sold	Value	or Other Units Outstanding	(See Instr. 3(f))	Exchange
To Be Sold	who is Acquiring the Securities	File Number	(See Instr. 3(c))	(See Instr. 3(d))	(See Instr. 3(e))	(MO. DAY YR.)	(See Instr. 3(g))
Common Stock	Merrill Lynch, Pierce, Fenner & Smith Incorporated 250 Vesey Street, 6th Floor New York, NY 10080		1,527,000 (1)	$21,515,430	589,318,526	March 27, 2009	Nasdaq, NSX, ARCA

INSTRUCTIONS:

1.	(a)	Name of issuer	3.	(a)	Title of the class of securities to be sold
	(b)	Issuer’s I.R.S. Identification Number		(b)	Name and address of each broker through whom the securities are intended to be sold
	(c)	Issuer’s S.E.C. file number, if any		(c)	Number of shares or other units to be sold (if debt securities, give the aggregate face amount)
	(d)	Issuer’s address, including zip code		(d)	Aggregate market value of the securities to be sold as of a specified date within 10 days prior to the filing of this notice
	(e)	Issuer’s telephone number, including area code		(e)	Number of shares or other units of the class outstanding, or if debt securities the face amount thereof outstanding, as shown by the most recent report or statement published by the Issuer

2.	(a)	Name of person for whose account the securities are to be sold	(f)	Approximate date on which the securities are to be sold
	(b)	Such person’s relationship to the Issuer (e.g., officer, director, 10% stockholder, or member of immediate family of any of the foregoing)	(g)	Name of each securities exchange, if any, on which the securities are intended to be sold
	(c)	Such person’s address, including zip code

TABLE I — SECURITIES TO BE SOLD
Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor:

Title of	Date you		Name of Person from Whom Acquired	Amount of	Date of
the Class	Acquired	Name of Acquisition Transaction	(If gift, also give date donor acquired)	Securities Acquired	Payment	Nature of Payment
Common Stock	(2)	Exercise of stock options pursuant to Datek Online Holdings Corp. 2001 Stock Incentive Plan	TD AMERITRADE Holding Corporation	1,527,000	(2)	(2)

INSTRUCTIONS:	If the securities were purchased and full payment therefor was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.

TABLE II — SECURITIES SOLD DURING THE PAST 3 MONTHS
     Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.

Name and Address of Seller	Title of Securities Sold	Date of Sale	Amount of Securities Sold	Gross Proceeds

REMARKS:
(1) Sales to be effected pursuant to a Rule 10b5-1 trading plan adopted by the reporting person on August 22, 2008. As indicated below, the representation below regarding the seller’s knowledge of material information speaks as of the date of the adoption of the trading plan.
(2) Cashless exercise, with aggregate exercise price of the options netted from the proceeds received from the sale of the common stock at the time of the sale.

INSTRUCTIONS:
See the definition of “person” in paragraph (a) of Rule 144. Information is to be given not only as to the person for whose account the securities are to be sold but also as to all other persons included in that definition. In addition, information shall be given as to sales by all persons whose sales are required by paragraph (e) of Rule 144 to be aggregated with sales for the account of the person filing this notice.
March 27, 2009

DATE OF NOTICE
August 22, 2008

DATE OF PLAN ADOPTION OR GIVING OF INSTRUCTION,
IF RELYING ON RULE 10B5-1
ATTENTION:
The person for whose account the securities to which this notice relates are to be sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the Issuer of the securities to be sold which has not been publicly disclosed. If such person has adopted a written trading plan or given trading instructions to satisfy Rule 10b5-1 under the Exchange Act, by signing this form and indicating the date that the plan was adopted or the instructions given, that person makes such representation as of the plan adoption or instruction date.
/s/ Joseph H. Moglia

(SIGNATURE)
The notice shall be signed by the person for whose account the securities are to be sold. At least one copy of the notice shall be manually signed. Any copies not manually signed shall bear typed or printed signatures.

ATTENTION: Intentional misstatements or omission of facts constitute Federal Criminal Violations (See 18 U.S.C. 1001)